UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 30, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#H1_2020

30 July 2020

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

Disclaimer

This presentation contains forward-looking statements about Orange’s financial situation and results of operations. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the consequences of the Covid-19 outbreak are uncertain and the health crisis may exacerbate the risks that the Group faces. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments

Section One

H1 2020 highlights

Q2 20 key highlights

Engage 2025

- Revenues and EBITDAaL have demonstrated remarkable resilience in the context of COVID
- Reaping the benefits of outstanding fixed and mobile networks with sound performance in France
- European leader in cybersecurity with double digit growth in an exceptional context, while Cloud with solid growth
- Execution on track of tower and fiber assets program
- New Excom to face post crisis challenges more effectively

Covid-19: Exiting the lockdown



Unified and
motivated team



Networks resisted well



Exiting the lockdown
in a stronger position

Q2 2020 key achievements

Multi- Services
Customers & offers

10m
TV customers
+3% yoy
O/W 2/3 of growth in France

1m
Customers
-Broadening its offering to insurance
-Launching Orange Bank Africa

Signature with Boralex and WPD
Renewable of Power Purchase

1 NPS

Connectivity
Customer base

Customers

Convergence
10.8m +2% yoy

VHBB
8.4m +20% yoy
customers , o/w 8.1m FTTH

Network
Leadership

43m VHBB connectable lines (+23% yoy) O/W 42m FTTH

5G

H1 20 financial achievements

Revenue

€ 20.8 bn


+1.0%
-0.4%
+0.3%
Q1 20
Q2 20
H1 20

EBITDAaL

€ 5.9 bn


+0.5%
-1.8%
-0.8%
Q1 20
Q2 20
H1 20

3.2 € billion

eCAPEX

-9.9% yoy in H1

2.8 € billion

EBITDAaL-eCAPEX

+12.2% yoy in H1

0.25 € billion

Organic CF (telecom)

+163m€ yoy in H1

2.04x

Net debt / EBITDAaL (telecom)

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

COVID crisis and transfer of assets drove lower eCAPEX, despite acceleration in FTTH rollout

Group	Telecom
H1 2020 eCAPEX **€3.2bn** - 9.9% yoy - €346m yoy	**- 9.9%** **- €344m** yoy
	As % of rev. **15.1%** - 1.7 pt yoy

43.5m **VHBB** connectable lines**

FTTH connectable lines in France



+43%
13.5m
19.3m
2Q19
2Q20

FTTH connectable lines in Spain



+7%
13.7m
14.6m
2Q19
2Q20

FTTH connectable lines in Poland



+21%
3.8m
4.6m
2Q19
2Q20

FTTH roll-out acceleration in France

FTTH connectable homes in France



+39%
+76%
9.1m
1.2m
1.5m
1.7m
2.8m
3.0m
19.3m
FY 17 France
H1 18
H2 18
H1 19
H2 19
H1 20
Q2 20 France

****VHBB > 100 Mbps**

Section Two

Financial results overview

Revenues slightly eroding in Q2

H1 2020 revenue*	Q2 2020	H1 2020
	yoy	yoy
€20.8bn	**-0.4%**	**+0.3%**
	-€38m	**+€66m**

* Orange Bank Net Banking Income is not included in Group **revenues** but in "Other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

Q2 revenue growth contribution per segment (yoy in €m)



-0.4%
10,413
122
-89
-49
18
-65
25
10,375
Q2 19 cb
France
Spain
Europe
MEA
Enterprise
Others
Q2 20

Q2 revenue evolution per activity (yoy in %)



+3.6%
-2.7%
-1.6%
+0.3%
+8.5%
-24.0%
+3.3%
Convergent services
Mobile only services
Fixed only services
IT & Integration services
Wholesale
Equipment sales
Others

EBITDAaL decreased, impacted by Covid-19

	Q2 2020	H1 2020
H1 2020 EBITDAaL (Telecom)	yoy -1.6% -€55m	yoy -0.9% -€52m
€5.99bn	As % of rev. 32.3% -0.4pt yoy	As % of rev. 28.8% -0.3pt yoy

H1 20 EBITDaAL (Telecom) evolution per segment

yoy, in €m



-0.9%
6,037
17
-59
63
30
-107
4
5,986
H1 2019 cb
France
Spain
MEA
Europe
Enterprise
Others
H1 2020

Break-up of EBITDAaL (Telecom) evolution (yoy in €m)

Reflecting impact linked to Covid



Costs linked directly to Covid
-160
Savings related to Covid
+164
Activities effect
-56
H1 EBITDAaL (telecom) Evolution
€-52 m
O/W : roaming revenue decrease and IT&IS slow-down

Net income decrease -10.7%

H1 2020 Net income	H1 2020 yoy
€1.0bn	-10.7%
	-€121m



-10.7%
1,137
-46
-40
-49
-5
22
-4
1,016
H1 2019 Net Income from Consolidated Group
EBITDAaL cb
adjustments*
D&A
financial result
income tax
others
H1 2020 Net Income from Consolidated Group
1
2

1. EBITDAaL deterioration yoy
2. Adjustments mainly related to lesser restructuration costs and to an increase in litigations

* See details on slide 26

Organic Cash Flow* growth

Organic Cash Flow* reaching €255 m in H1 2020 (in €m)


2,844
-1,356
-559
-527
-147
+€163 m yoy
255
EBITDAaL - eCAPEX (telecom activities)
change in working capital (incl. eCapex payables)
net financial interests paid**
income taxes paid
other operational items
Organic Cash Flow * H1 2020

Net debt* (telecom activities)


€25.5bn
€26.4bn
1.96x
2.04x
2019
H1 2020
Net Debt / EBITDAaL Telecom

Liquidity position (telecom activities)

€ 16.5 bn

o/w €10.4bn in cash

*see details on slide 27
**excluding 0.1 billion euros in interest disbursed on lease liabilities

COVID confirms and accelerates the €1bn net savings* program


Scale-up, 1bn€ net savings
€1bn
Net savings 2023 vs 2019*
Digitisation
Shared services/ platforms
Smart Spend
€
Agility, central-local
Local Operating Model Transformation

* On an indirect telecom activities cost base of € 14bn€ in FY19 excluding Africa & Middle East (fast growing), and Enterprise IT&IS labour and IT&N costs (transforming its business model), out of a 18bn€ Group total indirect cost base in FY19

Section Three
Business review

Q2 2020 France

Total revenues supported by growth of Wholesale services and resilience of Retail services

in €m	Q2 20	yoy cb	H1 20	yoy cb
Revenues	**4,593**	**+2.7%**	**9,024**	**+1.6%**
Retail services	2,684	+0.1%	5,377	0%
Convergent services*	1,131	+4.1%	2,268	+4.7%
Mobile only services	559	-3.1%	1,124	-2.9%
Fixed only services	995	-2.5%	1,986	-3.3%
Fixed only broadband	686	+2.5%	1,363	+1.9%
Fixed only narrowband	308	-12.0%	623	-13.2%
Wholesale	1,535	+11.7%	2,871	+7.2%
Equipment sales	206	-26.7%	458	-20.8%
Other revenues	167	+27.0%	318	+28.1%
EBITDAaL			**3,301**	**+0.5%**
EBITDAaL margin			36.6%	-0.4pt
eCAPEX			**1,635**	**-12.2%**
eCAPEX/revenues			18.1%	-2.9pt

Improvement of Retail services trend in Q2 20

Quarterly yoy growth excl. digital content offers (DCO)



1.5%
1.5%
1.7%
2.2%
1.9%
-0.9%
-0.9%
-0.6%
-0.1%
0.1%
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Retail Services excl. DCO
Retail Services excl .PSTN and DCO

Q2 20 quarterly ARPOs (in €) and growth, yoy:



Convergent
67.2
68.7
+1.5
Q2 19
Q2 20
DCO
excl. DCO
Mobile only
16,8
16,6
-0,21
Q2 19
Q2 20
DCO
excl. DCO
Broadband Only
36.5
36.6
+0.07
Q2 19
Q2 20
DCO
excl. DCO

Mobile-only ARPO impacted by strong decrease of roaming



1.5%
1.2%
1.6%
2.3%
2.2%
0.6%
0.0%
1.0%
-0.5%
-1.2%
-1.0%
-1.4%
-0.3%
-0.5%
0.2%
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
ARPO Convergent *
ARPO Mobile only *
ARPO Fixed only *

* Growth yoy, excl. digital content offers (DCO)

Q2 2020 France: commercial performance

Excellent performance in FTTH, resilience in mobile despite lockdown measures

Mobile contract net adds (in '000s) and churn rate

net adds excl M2M | quarterly churn rate in %



10,9%
9,5%
+61
+90
+47
-58
+29
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20

55% of broadband B2C Customers are on Open **convergent** offers

Fixed BB net adds (in '000s)

FTTH | ADSL and others



+41
+65
+49
+37
+61
+160
+178
+239
+192
+238
-119
-112
-190
-155
-177
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20

4G 99% of 4G population coverage, #1 position 9 years in a row

85% of B2C voice contract customers have a 4G plan (+3pts yoy)

+1.3% Number of mobile lines per convergent offer (Q2 yoy growth)

19.3m of FTTH connectable homes (+43% yoy) o/w **3.8m** FTTH customers (+29 %)

51% of FTTH adds* are new customers

+1.9pts Growth of B2C broadband convergent customer premium** mix, yoy

*gross adds + migration **Livebox Up, former Play and Jet

Q2 2020 Spain

EBITDAaL erosion explained by topline evolution and mitigated by cost reduction

in €m	Q2 20	yoy cb	H1 20	yoy cb
Revenues	**1,216**	**-6.8%**	**2,503**	**-4.6%**
Retail services	869	-7.2%	1,779	-5.8%
Convergent services*	502	-3.1%	1,020	-2.8%
Mobile only services	250	-13.1%	517	-11.5%
Fixed only services	114	-10.8%	238	-6.1%
Wholesale	229	+10.4%	449	+7.6%
Equipment sales	118	-27.2%	263	-17.0%
Other revenues	0	+140.3%	12	+0.0%
EBITDAaL			**728**	**-7.5%**
EBITDAaL margin			29.1%	-0.9pt
eCAPEX			**392**	**-25.9%**
eCAPEX/revenues			15.7%	-4.5pt

*B2C only

85% Convergence as % of broadband B2C customer base

80% Fiber penetration in BB customer base

69% 4G penetration in mobile customer base

17% TV penetration in BB customer base

In a challenging market, we keep strengthening sound foundations…



+3
14.9
17.7
14.3
17.2
61%
own VHBB HH coverage
2019
2023
Own Fiber (M HH)
Own VHBB (M HH)

…to preserve the value on the high-end…

Convergent ARPO (trend yoy)

orange — **UP**

Jazztel — **UP**

Convergent ARPO B2C — **Stable** at € 57.5

…while accelerating volume catch-up on the low-end

Amena BB net-adds

amena



~x3
Q2 19
Q2 20

Convergent offers launched in July on República Móvil

Q2 2020 Europe

Convergence and IT&IS driving solid trends in retail services; EBITDAaL supported by effective transformation and Covid mitigation efforts

in €m	Q2 20	yoy cb	H1 20	yoy cb
Revenues	**1,329**	**-3.6%**	**2,729**	**-1.6%**
Retail services	896	+1.6%	1,817	+2.9%
Convergent services*	180	+22.5%	357	+23.9%
Mobile only services	494	-6.7%	1,008	-4.7%
Fixed only services	152	-2.5%	308	-3.9%
IT & integration services	71	+39.3%	143	+45.0%
Wholesale	246	-6.9%	506	-3.2%
Equipment sales	162	-16.6%	348	-12.3%
Other revenues	25	-34.2%	58	-34.2%
EBITDAaL			**730**	**+4.3%**
EBITDAaL margin			26.7%	1.5pt
eCAPEX			**369**	**-8.2%**
eCAPEX/revenues			13.5%	-1.0pt

*B2C only

Revenue evolution (in €m)



1,378
+33
-35
-4
+20
-18
-32
-13
1,329
Retail services : +1.6% yoy
Q2 19 cb
Convergent
Mobile only
Fixed only
IT & integration
Wholesale
Equipment
Other
Q2 20

Europe, retail services evolution
(cb yoy in %)



Retail services
Retail services ex-customer roaming
+4.6%
+4.3%
+3.5%
+1.6%
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20

Europe, mobile contract net adds
ex-M2M (in '000s)



Convergent
Mobile-only
% convergence in base
17%
19%
+62
+86
+101
+28
-10
111
134
148
85
58
-49
-49
-47
-57
-68
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20

Europe, Fixed Broadband net adds
(in '000s)



Convergent
Broadband-only
% convergence in base
53%
58%
+38
+45
+72
+51
+40
66
85
92
60
40
-28
-40
-20
-8
0
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20

Q2 2020 Africa & Middle East

Resilient performance

in €m	Q2 20	yoy cb	H1 20	yoy cb
Revenues	**1,401**	**+1.3%**	**2,845**	**+3.8%**
Retail services	1,210	+4.7%	2,444	+6.8%
Mobile only services	1,070	+3.9%	2,164	+6.1%
Fixed only services	137	+10.8%	270	+11.4%
IT & integration services	4	+49.1%	11	+73.3%
Wholesale	161	-16.0%	342	-12.7%
Equipment sales	20	-18.3%	40	-13.1%
Other revenues	9	-8.7%	19	+13.5%
EBITDAaL			**935**	**+7.2%**
EBITDAaL margin			32.9%	+1.1pt
eCAPEX			**449**	**+6.8%**
eCAPEX/revenues			15.8%	+0.4pt

> 80% of revenue comes from sustainably resilient retail services

Revenue cb yoy growth in %



Retail services
Total MEA
8.5%
7.7%
6.7%
7.2%
7.8%
7.9%
10.2%
8.5%
9.0%
4.7%
6.2%
5.2%
3.7%
5.2%
5.3%
5.8%
7.6%
6.1%
6.2%
1.3%
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20

27.9 m 4G customers — **+40% yoy** — **+26%** Data revenue growth Q2 20

1.4m FBB customers — **+31% yoy** — **+33%** FBB revenue growth Q2 20

Orange Money

+12.5% Orange Money revenue growth Q2 20

> 1/3 of 54m Orange Money customers are active*

(active customers in millions, yoy growth in %)



16.5
16.6
18.2
18.6
19.6
+19%
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20

* At least one transaction per month

Q2 2020 Enterprise

After 6 quarters of growth, strong impact by Covid on top line and EBITDAaL

in €m	Q2 20	yoy cb	H1 20	yoy cb
Revenues	**1,925**	**-3.3%**	**3,859**	**-1.3%**
Fixed only services	984	-1.0%	1,958	-1.4%
Voice	326	+1.0%	632	-2.8%
Data	658	-2.0%	1,326	-0.7%
IT & integration services	738	-2.6%	1,475	+1.9%
Mobile*	203	-14.8%	426	-10.3%
EBITDAaL			**471**	**-18.5%**
EBITDAaL margin			12.2%	-2.6pt
eCAPEX			**174**	**-13.0%**
eCAPEX/revenues			4.5%	-0.6pt

*Mobile = Mobile Only Services + Equipment Sales + Wholesale



TOTAL
fixed only
mobile
IT&IS
5%
0%
-5%
-10%
-15%
+0.7%
+1.8%
+0.8%
+0.8%
-3.3%
Q219
Q319
Q419
Q120
Q2 20

38% IT&IS share in total segment revenues



Cybersecurity
+11% yoy
H1 20 revenue growth
Cloud
+8% yoy



-18.5%
578
-62
-45
471
in m€
EBITDAaL H1 19 (proforma)
Net Covid effect
change in business mix
EBITDAaL H1 2020

Section Four

2020 guidance

Guidance 2020

	2020
EBITDAaL, yoy	Around -1%
eCAPEX incl. RAN sharing deals, yoy	decrease
Organic Cash Flow (telecom)*	> €2.3bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term
Dividend**	€0.30 cash interim on 9 Dec. 20, decision on balance to be announced between Q3 and Q4 2020 earnings releases

* see details on slide 27
**Subject to shareholders' approval.

Appendices

Change in net income

(in millions of euros, on a historical basis)	H1 2019 historical	H1 2019 cb	H1 2020 actual
EBITDAaL	**5,958**	**5,960**	**5,914**
Neutralisation of IFRS 16 lease interest expenses effects in EBITDAaL	60		56
Adjustments*	(128)		(168)
Depreciation & amortization of fixed assets	(3,500)		(3,549)
Other income / (charge)	(2)		(4)
Operating income	**2,388**		**2,249**
Effects resulting from BT stake	(119)		-
Financial result (excluding BT)	(619)		(742)
Tax	(513)		(491)
Net income from consolidated Group	**1,137**		**1,016**
Minority interests	98		88
Net income Group share	**1,039**		**927**

* See details on slide 26

Adjustments

in €m	H1 19 Historical	H1 20 Actual
Cost of restructuring programs	(75)	(19)
Cost of acquisitions and integration	(10)	(10)
Significant litigations	(65)	(169)
Specific labour expenses	(46)	(28)
o\w Senior Part Time	*(46)*	*(28)*
Portfolio review and others	68	59

Change in net debt

(in millions of euros)	H1 2019	FY 2019	H1 2020
EBITDAaL - eCAPEX (telecom activities)	**2,542**	**5,754**	**2,844**
Change in eCAPEX payables	(252)	45	(340)
Change in working capital requirements	(574)	(204)	(1,017)
Net interest paid (including dividends received)*	(704)	(1,196)	(559)
Income taxes paid	(640)	(1,079)	(527)
Other operational items**	(280)	(975)	(147)
Organic Cash Flow (telecom activities)	92	2,345	255
Licences and spectrum paid	(230)	(334)	(134)
Main litigations paid/received	23	5	(18)
Net of acquisitions and disposals	(152)	(77)	(18)
Coupons and other fees on subordinated notes	(267)	(357)	(186)
Dividends paid to owners of parent company	(1,061)	(1,857)	(532)
Dividends paid to non-controlling interests	(243)	(243)	(164)
Exclusion of IFRS 16 leases from the net financial debt definition	584	584	-
Other financial items	(42)	(91)	(157)
Change in net debt	**(1,296)**	**(25)**	**(954)**
Net financial debt	**(26,737)**	**(25,466)**	**(26,420)**
Ratio of net financial debt / EBITDAaL of telecom activities	**2.06x**	**1.96x**	**2.04x**

* Excluding €62m of interest expenses on IFRS 16 leases in H1 2020 and €46m in H1 2019.

**Of which (i) disbursements related to “Part- Time for Seniors” plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities, and (iii) elimination of non-monetary effects included in EBITDAaL.

Convergence, the bedrock of our strategy

€3.6bn Convergent services revenues in H1 2020

+4.1% yoy



Convergent B2C customer base in million


% of broadband B2C customer base
France*
5.73
5.77
5.80
5.80
5.80
55%
55%
Q2 19 Q3 19 Q4 19 Q1 20 Q2 20
Spain
3.06 3.04 3.00 2.99 2.95
84%
85%
Q2 19 Q3 19 Q4 19 Q1 20 Q2 20
Poland
1.31
1.33
1.37
1.39
1.41
60%
63%
Q2 19 Q3 19 Q4 19 Q1 20 Q2 20

Churn improvement with convergence in Q2**

France	Spain	Poland
-4pt	-4pt	>0

Quarterly convergent ARPO, in €/month in Q2

France	Spain	Poland
€68.7	€57.5	€23.9
+2.2% yoy	-0.1% yoy	+3.4% yoy***

Number of mobile lines per convergent offer (Q2 yoy growth)

France	Spain	Poland
1.67	1.96	1.88
+1.3% yoy	+2.6% yoy	-1.1% yoy

* cb Open customers only

** Churn differential between convergent B2C customers and total fixed BB B2C customers

*** YoY evolution calculated in local currency